UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  F O R M   11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the Year Ended December 31, 1999



                            NATIONAL FUEL GAS COMPANY
                            TAX-DEFERRED SAVINGS PLAN
                            (Full title of the Plan)



                            NATIONAL FUEL GAS COMPANY
          (Name of issuer of the securities held pursuant to the Plan)



                  10 Lafayette Square, Buffalo, New York 14203
                     (Address of principal executive office)

                              REQUIRED INFORMATION


(1) Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.

        See accompanying Index on page 4.

(2)     Signature

(3)     Exhibits


           Exhibit Number                    Description of Exhibit

                (1)                          Consent of Independent
                                               Accountants

                            NATIONAL FUEL GAS COMPANY
                            -------------------------

                            TAX-DEFERRED SAVINGS PLAN
                            -------------------------

                       FINANCIAL STATEMENTS AND SCHEDULES
                       ----------------------------------

                           DECEMBER 31, 1999 AND 1998
                           --------------------------

                            NATIONAL FUEL GAS COMPANY
                            -------------------------

                            TAX-DEFERRED SAVINGS PLAN
                            -------------------------

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                   -------------------------------------------

                                                                     Page
                                                                    Number
                                                                    ------

Report of Independent Accountants                                      1

Financial Statements:

  Statement of Net Assets Available for Plan
  Benefits at December 31, 1999                                        2

  Statement of Net Assets Available for Plan
  Benefits at December 31, 1998                                        3

  Statement of Changes in Net Assets Available
  for Plan Benefits for the Year Ended
  December 31, 1999 with Comparative
  Totals for the Year Ended December 31, 1998                          4

  Notes to Financial Statements                                      5 - 7

Supplemental Schedule:

  Schedule of Assets Held for Investment
  at December 31, 1999                                                 8

                        Report of Independent Accountants

To the Participants and
Plan Administrator of the
National Fuel Gas Company
Tax-Deferred Savings Plan

We have audited the accompanying statements of net assets available for Plan benefits of the National Fuel Gas Company Tax-Deferred Savings Plan as of December 31, 1999, and the related statement of changes in net assets available for Plan benefits for the year then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of National Fuel Gas Company Tax-Deferred Savings Plan as of and for the year ended December 31, 1998 were audited by other auditors whose report dated June 24, 1999 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of National Fuel Gas Company Tax-Deferred Savings Plan as of December 31, 1999 and the changes in net assets available for Plan benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Freed Maxick Sachs & Murphy, PC
June 23, 2000
Buffalo, New York


                            NATIONAL FUEL GAS COMPANY
                            TAX-DEFERRED SAVINGS PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                DECEMBER 31, 1999



                                             Employer            Participant             Total
                                             Directed              Directed           December 31,
                                            Investments          Investments              1999
                                       ---------------------- ------------------- ---------------------
Investments at market value:

   National Fuel Gas Company Common
     Stock Funds                                 $12,755,025         $14,788,143       $27,543,168

   Vanguard Retirement Savings Trust                       -           4,197,273         4,197,273

   Vanguard 500 Index Fund                                 -          33,110,446        33,110,446

   Vanguard Extended Market Index
     Fund                                                  -             338,498           338,498

   Vanguard Pacific Stock Index Fund                       -           1,160,370         1,160,370

   Vanguard European Stock Index Fund                      -           3,027,205         3,027,205

   Vanguard Prime Money Market Fund                        -           3,002,445         3,002,445

   Vanguard Total Bond Market Index
     Fund                                                  -           2,529,969         2,529,969

   Participant Loan Account                                -           2,364,013         2,364,013
                                       ---------------------- ------------------- ---------------------

                                                  12,755,025          64,518,362        77,273,387

Receivables:
   Employer Contributions                            132,049                   -           132,049

   Participant Contributions                               -             523,006           523,006
                                       ---------------------- ------------------- ---------------------

Net Assets Available for Plan

Benefits                                         $12,887,074         $65,041,368       $77,928,442
                                       ====================== =================== =====================


    The accompanying notes are an integral part of these financial statements


                            NATIONAL FUEL GAS COMPANY
                            TAX-DEFERRED SAVINGS PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                DECEMBER 31, 1998



                                             Employer            Participant                Total
                                             Directed              Directed              December 31,
                                            Investments          Investments                1998
                                       ---------------------- ----------------------  ------------------
Investments at market value:

   National Fuel Gas Company Common
     Stock Funds                                 $11,573,265         $14,641,718            $26,214,983

   Vanguard Retirement Savings Trust                       -           3,868,004              3,868,004

   Vanguard 500 Index Fund                                 -          26,701,453             26,701,453

   Vanguard Pacific Stock Index Fund                       -             480,851                480,851

   Vanguard European Stock Index Fund                      -           2,812,109              2,812,109

   Vanguard Prime Money Market Fund                        -           2,672,830              2,672,830

   Vanguard Total Bond Market Index
     Fund                                                  -           2,626,461              2,626,461

   Participant Loan Account                                -           2,128,799              2,128,799
                                       ---------------------- ----------------------  ------------------

                                                  11,573,265          55,932,225             67,505,490

Receivables:

   Employer Contributions                            129,424                   -                129,424

   Participant Contributions                               -             519,137                519,137
                                       ---------------------- ----------------------  ------------------

Net Assets Available for Plan

Benefits                                         $11,702,689         $56,451,362            $68,154,051
                                       ====================== ======================  ==================


    The accompanying notes are an integral part of these financial statements


                            NATIONAL FUEL GAS COMPANY
                            TAX-DEFERRED SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

 FOR THE YEAR ENDED DECEMBER 31, 1999 (WITH COMPARATIVE TOTALS FOR THE YEAR ENDED DECEMBER 31, 1998)


                                             Employer            Participant        Total all Investments Combined
                                                                                  ------------------------------------
                                             Directed              Directed                  December 31,
                                            Investments          Investments           1999              1998
                                       ---------------------- ------------------- --------------- --------------------
Investment Income From National Fuel
Gas Company Common Stock Funds                      $470,566            $568,589      $1,039,155             $978,330

Interest Income                                            -             416,922         416,922              376,798

Investment Income from Mutual Funds                        -             966,249         966,249              764,615
                                       ---------------------- ------------------- --------------- --------------------

     Total Investment Income                         470,566           1,951,760       2,422,326            2,119,743

Net Appreciation in Fair Value of
Investments                                          311,360           6,165,561       6,476,921            3,998,579

Employer Matching Contributions                    1,351,979                   -       1,351,979            1,364,038

Participant Contributions                                  -           5,365,609       5,365,609            5,520,694

Participant Purchase and Loan Fees                         -             (10,466)        (10,466)              (8,792)

Rollovers and Other Individual
Transfers In                                           3,121              12,329          15,450              697,948

Payments to Participants or
Beneficiaries                                       (952,641)         (4,894,787)     (5,847,428)          (3,452,854)
                                       ---------------------- ------------------- --------------- --------------------

Increase in Net Assets Available for
Plan Benefits                                      1,184,385           8,590,006       9,774,391           10,239,356

Net Assets Available for Plan
Benefits:

     Beginning of Year                            11,702,689          56,451,362      68,154,051           57,914,695
                                       ---------------------- ------------------- --------------- --------------------

     End of Year                                 $12,887,074         $65,041,368     $77,928,442           $68,154,051
                                       ====================== =================== =============== ====================

    The accompanying notes are an integral part of these financial statements

                            NATIONAL FUEL GAS COMPANY
                            -------------------------

                            TAX-DEFERRED SAVINGS PLAN
                            -------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

NOTE 1 - DESCRIPTION OF PLAN
----------------------------

         General:
         -------

         The following is a brief description of the National Fuel Gas Company Tax-Deferred Savings Plan (the Plan) provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code. The Plan was adopted March 21, 1989, effective as of July 1, 1989, and has been amended since that time. It is subject to the Employee Retirement Income Security Act of 1974, as amended.

         Eligibility and Participation:
         -----------------------------

         Originally, the Plan was established for the benefit of employees of National Fuel Gas Company and its subsidiaries ("Company") who were subject to a collective bargaining agreement between the Company and the International Brotherhood of Electrical Workers ("IBEW"), Locals 2154, 2199 and 2199-J. These employees became eligible to participate in the Plan on July 1, 1989 or, if later, after completing 1,000 hours of employment and attaining age 21.
Employees subject to collective bargaining agreements between the Company and the IBEW Local 2279 and the International Brotherhood of Firemen and Oilers, Locals 22, 23, 25 and 251 also became eligible to participate in the Plan on August 1, 1990 or, if later, after completing 1,000 hours of employment and attaining age 21.

         Contributions:
         -------------

         Plan participants may direct the Company to reduce their base pay by a specified full percentage of at least 2% and not more than 15% (19% effective February 1, 2000). The 15% (19% effective February 1, 2000) limit is reduced by 1% for each percent of base pay contributed to the National Fuel Gas Company Employees' Thrift Plan ("Thrift Plan") by the employee for the same payroll period. These wage reductions are subject to certain Plan and Internal Revenue Code limitations, and the Company remits them to the Plan Trustee on the participants' behalf. In addition, the Company makes an employer matching contribution that ranges from 1% to 3.5% of the participants' base pay depending upon their years of service and rate of wage reduction contributions. However, these employer matching contributions are reduced by the Thrift Plan matching contributions for such participants for such payroll period.

         "Base pay" is defined in the Plan generally to mean a participant's basic compensation for a payroll period. An individual participant's wage reduction contributions to the Plan are subject to ceilings imposed by the Tax Reform Act of 1986. However, Company matching contributions are not subject to such ceilings. The ceiling was $10,000 for 1999 and increased to $10,500 for 2000.

         Participants' accounts, including all wage reduction contributions, employer matching contributions, and the increments thereon, are at all times fully vested and nonforfeitable.

         Employer Matching Contributions:
         -------------------------------

         Employer matching contributions are invested in a fund consisting primarily of the common stock of National Fuel Gas Company ("National Stock Fund B"). This fund also maintains a small cash position in Vanguard Prime Money Market Fund and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends. A separate account is maintained for each participant showing his interest in this fund. Participants may not redirect their interests in this fund into any other fund.

         Withdrawals, Loans and Distributions:
         ------------------------------------

         Plan participants (or their beneficiaries) may receive distributions from the Plan upon death, retirement, disability or other termination, in accordance with a qualified domestic relations order, or in the event of hardship, subject to the Plan's limitations and restrictions. Additionally, Plan participants may borrow from their accounts in accordance with various Plan rules. In certain cases, participants may postpone receipt of Plan distributions.

         Participant Accounts:
         --------------------

         Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of investment fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         Administration:
         --------------

         National Fuel Gas Company is the Administrator of the Plan. A Tax-Deferred Savings Plan Committee appointed by National Fuel Gas Company's Board of Directors exercises National Fuel Gas Company's duties as Administrator. The assets of the Plan are held by the Trustee, Vanguard Fiduciary Trust Company ("Vanguard").

         Although it has not expressed any intent to do so, National Fuel Gas Company has the right to terminate, amend, or modify, in whole or part, the Plan at any time.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

         Basis of Accounting and Valuation:
         ---------------------------------

         The accounts of the Plan are maintained on the accrual basis. National Stock Funds A (participant directed) and B (non-participant directed) are reported on a current value basis using the quoted market value of National Fuel Gas Company common stock and the value of the cash positions and receivables at the close of the Plan year. Mutual funds are reported on a current value basis, using quoted market values of the investments at the close of the Plan year. The investment contracts in the Vanguard Retirement Savings Trust are carried at net asset value at year-end. National Fuel Gas Company stock distributed to participants is reflected at market value at the date of distribution. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

         Use of Estimates:
         ----------------

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

         Administrative Expenses:
         -----------------------

         Expenses related to administration of the Plan and Trust are borne by the Company. The Company paid Vanguard $51,231 and $51,511, respectively, for services in connection with the Plan and Trust for the years ended December 31, 1999 and December 31, 1998. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant. Loan origination fees and annual maintenance fees for each loan are also borne by the participant.

NOTE 3 - INCOME TAXES
---------------------

         The Internal Revenue Service has determined that the Plan qualifies under Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986, as amended. Accordingly, no provision for income taxes has been recorded.

NOTE 4 - PARTIES-IN-INTEREST
----------------------------

         The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for only those investments as defined by the Plan. The Plan also invests in common stock of National Fuel Gas Company. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

NOTE 5 - INVESTMENTS
--------------------

         As of December 31, 1999 and 1998, the following investments comprised more than 5% of Plan assets:

                                                                     1999             1998
                                                                     ----             ----

         National Stock Fund A                                   $14,788,143       $14,641,718
         National Stock Fund B (Non-Participant Directed)         12,755,025        11,573,265
         Vanguard 500 Index Fund                                  33,110,446        26,701,453
         Vanguard Retirement Savings Trust                         4,197,273         3,868,004

         The net appreciation (depreciation) in fair value of investments for the years ended December 31, 1999 and 1998 are as follows:

                                                                      For the Year Ended
                                                                        December 31,
                                                                     1999             1998
                                                                     ----             ----

         National Stock Fund A                                   $  474,541         $(1,099,913)
         National Stock Fund B (Non-Participant Directed)           311,360            (774,391)
         Vanguard 500 Index Fund                                  5,110,462           5,355,229
         Vanguard Extended Market Index Fund                         46,581                   -
         Vanguard Pacific Stock Index Fund                          349,741              11,255
         Vanguard European Stock Index Fund                         366,137             468,937
         Vanguard Total Bond Market Index Fund                     (181,901)             37,462
                                                                 ----------       -------------
                                                                 $6,476,921          $3,998,579




                                                              SCHEDULE I
                                                              ----------

                            NATIONAL FUEL GAS COMPANY
                            -------------------------
                            TAX-DEFERRED SAVINGS PLAN
                            -------------------------
                     SCHEDULE OF ASSETS HELD FOR INVESTMENT
                     --------------------------------------
                                DECEMBER 31, 1999
                                -----------------

                                             (c) Description of Investment
         (b) Identity of Issue,                  Including Maturity Date, Rate
             Borrower, Lessor                    of Interest, Collateral, Par                                (e) Current
(a)          or Similar Party                    or Maturity Value                            (d) Cost            Value
---     -----------------------             ----------------------------------------          --------       -------------
 *      National Fuel Gas Company
         Stock Funds:
           National Fuel Gas Company        Stock Fund A (889,780 units)                                       $14,788,143
           National Fuel Gas Company        Stock Fund B (767,450 units)                     $  9,841,648       12,755,025
                                                                                                               -----------
                                            Total National Fuel Gas Company
                                              Stock Funds                                                       27,543,168
                                                                                                               -----------

        Mutual Funds (1):
 *         Vanguard Group of                500 Index Fund
             Investment Companies             (244,664 units)                                                   33,110,446

           Vanguard Group of                Extended Market Index Fund
             Investment Companies             (9,131 units)                                                        338,498

 *         Vanguard Group of                Pacific Stock Index Fund
             Investment Companies             (94,957 units)                                                     1,160,370

 *         Vanguard Group of                European Stock Index Fund
             Investment Companies             (105,002 units)                                                    3,027,205

 *         Vanguard Group of                Prime Money Market Fund
             Investment Companies             (3,002,445 units)                                                  3,002,445

 *         Vanguard Group of                Total Bond Market Index Fund
             Investment Companies             (264,641 units)                                                    2,529,969
                                                                                                               -----------
                                            Total Vanguard Mutual Funds                                         43,168,933
                                                                                                               -----------

        Common/Collective Trust (2):
 *         Vanguard Group of                Retirement Savings Trust
             Investment Companies             (4,197,273 units)                                                  4,197,273

 *      National Fuel Gas Company
           Tax-Deferred Savings Plan        Participant Loan Account                                             2,364,013
                                                                                                               -----------

                                            TOTAL ASSETS HELD FOR INVESTMENT                                   $77,273,387
                                                                                                               ===========

 * Denotes known party-in-interest to the Plan.

(1) The financial statements of the mutual funds have been filed with the Securities and Exchange Commission by the Vanguard Group of Investment Companies, investment companies registered under the Investment Company Act of 1940.

(2) The audited annual report for the Vanguard Retirement Savings Trust has been filed with the Department of Labor by the Vanguard Fiduciary Trust Company. The entity's tax identification number is 23-2186884.

                                   SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   NATIONAL FUEL GAS COMPANY
                                   TAX DEFERRED SAVINGS PLAN
                                        (Name of Plan)





                                   By /s/ Joseph P. Pawlowski
                                      ------------------------------------
                                      Joseph P. Pawlowski
                                      Treasurer and Principal Accounting
                                      Officer of National Fuel Gas Company,
                                      Member of the Tax-Deferred Savings
                                      Plan Committee


Date:   June 28, 2000

                                 EXHIBIT INDEX


          Exhibit Number                Description of Exhibit

               (1)                      Consent of Independent
                                         Accountants